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                            April 12, 2022

       Paul Russo
       Chief Executive Officer
       Kyto Technology & Life Science, Inc.
       13050 La Paloma Road
       Los Altos. CA 94022

                                                        Re: Kyto Technology &
Life Science, Inc.
                                                            Schedule TO-I filed
April 1, 2022
                                                            SEC File No.
5-80125

       Dear Mr. Russo:

               We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               Given the nature of these comments, we are likely to have follow-up questions on your revised materials. In addition, given the nature of these comments, it will likely be necessary to disseminate a revised disclosure document in the same manner as the original offer materials.
       All defined terms used here have the same meaning as in the Offer to Exercise, unless otherwise indicated.

       Schedule TO-I filed April 1, 2022

       Summary of Terms, page 1

   1. We note the disclosure that all tendering holders must submit an Accredited Investor
                                                        Questionnaire with
their tendered Original Warrants. Please explain supplementally, with a view to revised
disclosure, how this complies with your obligation to extend the
                                                        Exercise Offer to all
holders of Original Warrants under Rule 13e-4(f)(8)(i).
       How to Participate in the Exercise Offer, page 2

   2. On the cover page and elsewhere in the offer materials, you state that the number of common shares
underlying the Amended Warrants is equal to three times the number of common shares
underlying the Original Warrants. However, in other places in the offer materials, including
here, you state that the number of underlying common shares is one and half times the
number underlying the Original Warrants. Please revise generally to
 Paul Russo
FirstName   LastNamePaul  Russo Inc.
Kyto Technology   & Life Science,
Comapany
April       NameKyto Technology & Life Science, Inc.
       12, 2022
April 212, 2022 Page 2
Page
FirstName LastName
         clarify the correct number.
Resales of Warrant Shares, page 3

3.       Clarify how the disclosure here is consistent with the fact that the
Company   s common
         shares are not publicly traded and that you do not intend to list the Original Warrants or the Amended Warrants for trading on any exchange or market. This disclosure is confusing because, with respect to the Amended Warrants, it appears that tendering
         Original Warrant holders will never receive Amended Warrants, but rather, will receive underlying common shares pursuant to their exercise of the new securities, which will expire at the expiration of the Exercise Offer. Please revise or advise.
Risk Factors, page 6

4.       See our comments below. Please expand the Risk Factors section to address the
         uncertainties about the Company   s status as an investment company,
the risks that it is
         operating as such without a valid exemption and the risks associated with its attempt to register KI Investments as a business development company ("BDC"). In addition,
         discuss the impact of the Company   s transition on its existing
Exchange Act registration.
A substantial number of shares of our common stock may be sold in the Exercise Offer..., page 7

5.       Clarify how the disclosure here is consistent with the fact that the
Company   s common
         shares are not publicly traded.
Although we intend to list our common stock on a national securities exchange, such as
NASDAQ or NYSE, page 7

6. The heading of this Risk Factor subsection is confusing because it appears inconsistent with the disclosure that follows that states that the Company does not qualify for such listing. In addition, it is not clear how it is consistent with the disclosure elsewhere in the offer materials that the Company is in the process of converting to an investment company or a business development corporation. Please revise to remove the implication that you are listing on a national exchange.
Section 1. Forward-Looking Statements, page 8

7. The safe harbor provisions of the Private Securities Litigation Reform Act do not apply to statements made in connection with a tender offer. Therefore, please remove all references to the Reform Act, or clarify that the statements made in the offer materials are not subject to its safe harbor for forward-looking statements.
Section 3. Eligible Original Warrants, page 8

8. Disclose earlier in the Offer to Exercise that the Original Warrants will expire in August
         2022, including in the Summary Term Sheet.
 Paul Russo
FirstName   LastNamePaul  Russo Inc.
Kyto Technology   & Life Science,
Comapany
April       NameKyto Technology & Life Science, Inc.
       12, 2022
April 312, 2022 Page 3
Page
FirstName LastName
Section 5. Terms of Amended Warrants, page 9

9. Revise to clarify that only tendered Original Warrants will expire on the Expiration Date of this Offer and that non-tendered Original Warrants will remain outstanding and subject to their original terms.

Section 6. Condition to the Exercise Offer, page 9

10. You appear to be conditioning the Exercise Offer on satisfactory responses to the
         Accredited Investor Questionnaire by reserving the right to cancel the
Exercise Offer    if
         we determine, after reviewing the representations and warranties and Accredited Investor
         Questionnaires of all participating warrant holders, that a valid exemption is not available from the registration requirements of applicable federal and/or state securities laws.
         However, the registration requirements of Section 5 of the Securities Act extend to both the offer and the sale of securities, which may mean that Section 5 would be implicated before the issuance of securities pursuant to this Offer. In addition, elsewhere in the offer materials, you state that qualifying as an accredited investor is not necessarily required to participate in the Exercise Offer. Please revise or advise.
11. Under the all-holders requirements of Rule 13e-4(f)(8)(i), the Offer to Exercise must be open to all holders of Original Warrants. Please revise the language in the first sentence on page 10 accordingly.
Section 10. Withdrawal Rights, page 11

12. See our comment above. Tendering holders of Original Warrants must be permitted to withdraw their tenders and receive their Original Warrants back. The disclosure here speaks only to a refund of the exercise price in connection with the tender. It is not clear how issuing the common shares underlying the Amended Warrants while this Offer to
         Exercise remains open in consistent with the withdrawal rights provisions of Rule 13e-4 that your undertaking to cancel the Offer if you cannot identify a valid exemption as to each tendering holder.

Section 12. Trading Market of Original Warrants, Amended Warrants and Common Stock, page
11

13. Revise to include recent trading prices of the common shares on the OTCQB.
Financial Information, page 12

14. Revise to include the pro forma financial information required by Item 1010(b) of
         Regulation M-A. The financial information that appears under
Accounting
         Consequences of the Exercise Offer    does not appear include all of
the information
         required by that Item.
 Paul Russo
FirstName   LastNamePaul  Russo Inc.
Kyto Technology   & Life Science,
Comapany
April       NameKyto Technology & Life Science, Inc.
       12, 2022
April 412, 2022 Page 4
Page
FirstName LastName
Interests of Directors and Executive Officers in the Exercise Offer, page 13

15. The disclosure here that directors and executive officers do not hold Original Warrants contradicts the disclosure on page 4 in the Summary Terms Sheet, which states that some do hold Original Warrants and may participate in the Exercise Offer. Please revise.
Tax Treatment of Exercise Offer, page 14

16. We note the disclosure here that you have chosen to treat the amendment of the Original
         Warrants and the exercise of the Amended Warrants as two separate events for U.S. tax purposes. However, as we understand your disclosure, tendering holders of Original
         Warrants will never receive Amended Warrants and will instead receive only underlying common shares in the Offer when they tender and pay their exercise fees. Discuss how this fact was considered in reaching your determination of the appropriate tax treatment of the Exercise Offer.
Section 20. Fees and Expenses, page 15

17. Disclose the fees and expenses incurred in making the Exercise Offer. See Item 9 of
         Schedule TO and Item 1009 of Regulation M-A.

Section 22. Additional Information, page 15

18. You reference a Form 10-K filed on August 10, 2022, as amended on August 12, 2022.
         Since those are future dates, these appear to be typographical errors. Please correct.
General

19. In your response letter, identify the specific exemption from Section 5 of the Securities
         Act you are relying on for both the offer and issuance of the Amended Warrants, and the offer and issuance of the common shares underlying the Amended Warrants. In addition, describe the facts that you believe support your reliance on any exemption claimed for both the offer and issuance of each such security.
20. See our comment immediately above. To the extent that any exemption claimed relies upon the accredited status of Original Warrant Holders, please explain how you will determine the accredited status of investors in a manner consistent with the exemption claimed and in a timely manner, in order to comply with your prompt payment obligation in this exchange offer and consistent with the requirements of the exemption claimed.
21. We note the disclosure in your Form 10-Q filed on February 22, 2022, that the Company determined that it was an investment company as of March 2020 and that it formed a new entity, KI Investments, Inc. seeking to be regulated as a BDC. Revise the disclosure throughout the Offer to Exercise, including the Risk Factors section, to address the significant risks associated with the uncertainty surrounding the
Company   s status as an
         unregistered investment company for over two years, including but not limited to, the
 Paul Russo
Kyto Technology & Life Science, Inc.
April 12, 2022
Page 5
        following:

              Disclosure that explains any and all of the Investment Company Act exemption(s) on which it currently relies (and has relied, if different at any time) and the basis for the
            reliance on any exemptions claimed;
              The risk that the Company has incorrectly concluded that it may rely on such
            Investment Company Act exemption(s);
              The risk that the Company has been operating for a significant period of time without complying with the requirements of the Investment Company Act of 1940 and without a valid exemption from being required to do so, and the potential impact on the Company;
              The fact that you currently contemplate that the Company will merge into a new
            entity, KI Investments and how that will impact the Company   s
existing security
            holders, including those who participate in the Exercise Offer and receive common shares and those who opt to retain their Original Warrants;
              The potential impact of your inability to register KI Investments as a BDC as currently contemplated;
              How any conversion into a BDC or other investment company will impact the
            Company   s registration under the Exchange Act, its future
operations and the
            transferability of its common and other shares.
22.     We note that under Rule 13e-4(f)(2), the Company must permit tendered
Original
        Warrants to be withdrawn. However, it appears that you are requiring tendering security holders to pay the exercise price of the Amended Warrants with their tenders and will issue common shares underlying the Amended Warrants before the expiration date of this
        Offer. Please explain how this is consistent with the requirement to provide withdrawal rights under Rule 13e-4(f)(2).


        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Christina Chalk, Senior Special Counsel, at (202) 551-
3263.



                                                               Sincerely,
FirstName LastNamePaul Russo
                                                               Division of
Corporation Finance
Comapany NameKyto Technology & Life Science, Inc.
                                                               Office of
Mergers & Acquisitions
April 12, 2022 Page 5
cc:       Terrence Kelly, Esq.
FirstName LastName